UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Green Mountain Coffee Roasters, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

393122106

(CUSIP Number)

March 12, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen P. Magowan, individually and as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF	5. Sole Voting Power
SHARES	2,770,818
BENEFICIALLY	6. Shared Voting Power
OWNED BY	-0-
EACH	7. Sole Dispositive Power
REPORTING	2,770,818
PERSON	8. Shared Dispositive Power
WITH:	-0-

9.
Aggregate Amount Beneficially Owned by Each Reporting Person

 2,770,818 (includes an aggregate of 2,769,618 shares held in three irrevocable trusts, each for the benefit of a child of Mr. Robert P. Stiller, of which Mr. Magowan is trustee)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.
Percent of Class Represented by Amount in Row (9)

6.34% (calculation based on 43,713,995 shares of Common Stock outstanding as of February 1, 2010, as reported in Green Mountain Coffee Roasters, Inc.’s quarterly report on Form 10-Q for the quarterly period ended December 26, 2009

12.	Type of Reporting Person (See Instructions) IN

ITEM 1.

(a)	NAME OF ISSUER

Green Mountain Coffee Roasters, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

33 Coffee Lane, Waterbury, VT 05676

ITEM 2.

(a)	NAME OF PERSON FILING

Stephen P. Magowan, individually and as Trustee

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
Steiker, Fischer, Edwards & Greenapple
156 College St., 3rd Floor
Burlington, VT 05401

(c)	CITIZENSHIP

United States

(d)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.10 par value per share

(e)	CUSIP NUMBER

393122106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:

Not Applicable

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned:

2,770,818 (includes an aggregate of 2,769,618 shares held in three irrevocable trusts, each for the benefit of a child of Mr. Robert P. Stiller, of which Mr. Magowan is trustee)

(b)	Percent of class:

6.34% (calculation based on 43,713,995 shares of Common Stock outstanding as of February 1, 2010, as reported in Green Mountain Coffee Roasters, Inc.’s quarterly report on Form 10-Q for the quarterly period ended December 26, 2009

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote:

2,770,818 (includes an aggregate of 2,769,618 shares held in three irrevocable trusts, each for the benefit of a child of Mr. Robert P. Stiller, of which Mr. Magowan is trustee)

(ii)	Shared power to direct the vote:

-0-

(iii)	Sole power to dispose or to direct the disposition of:

2,770,818 (includes an aggregate of 2,769,618 shares held in three irrevocable trusts, each for the benefit of a child of Mr. Robert P. Stiller, of which Mr. Magowan is trustee)

(iv)	Shared power to dispose or to direct the disposition of:

-0-

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2010
Date

/s/ Stephen P. Magowan
Signature

Stephen P. Magowan, individually and as Trustee
Name/Title